PRESS RELEASE
Press Release No. 07-11

METALLICA RESOURCES ANNOUNCES THIRD QUARTER 2007 FINANCIAL RESULTS AND RECENT CORPORATE DEVELOPMENTS

November 13, 2007, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report its third quarter 2007 financial results and corporate developments. Complete quarterly results will be available on SEDAR, EDGAR and on the Company's website at www.metal-res.com. All dollar values are in U.S. currency unless otherwise stated.

Highlights:

	Quarter Ended September 2007			Year to Date September 2007			October 2007

			%			%
	Actual	Budget	Budget	Actual	Budget	Budget	Actual
Ore Tonnes to Pad (000's)	2,109.0	1,990.5	106	4,245.2	4,682.2	91	879.2
Gold Grade (gm/tonne)	0.43	0.43	100	0.49	0.52	94	0.53
Silver Grade (gm/tonne)	20.95	28.40	74	25.81	30.47	85	16.69
Poured Gold Ounces	9,056	13,153	69	12,676	23,590	54	5,015
Poured Silver Ounces	144,402	361,667	40	212,161	547,913	39	70,285
Cash Cost per Ore Tonne	$4.72	$4.45	106	$5.32	$5.11	104	$4.57

  The Cerro San Pedro mine continues to steadily progress towards full production. The Company produced 9,056 ounces of gold and 144,402 ounces of silver in the third quarter. Production targets during 2007 have been impacted by a delay in the completion of the haul road early in the year and by heavy rainfall throughout the entire gulf coast region which has impacted both mining and pad construction. In addition, the majority of the ore placed on the pad has been the overlying limestone, which has poor metallurgical recovery when compared to the more dominant intrusive rock type. The start-up year production target for 2007 has been reforecast at 30,000 ounces of gold and 400,000 ounces of silver, as compared to guidance given in February 2007 of 40,000 ounces of gold and 900,000 ounces of silver.

  The Cerro San Pedro processing plant operated at 53% of capacity in the third quarter with full plant production levels expected in the fourth quarter of 2007. The plant is currently producing approximately 200 ounces of gold per day, with approximately 150,000 tonnes of ore being placed under leach each week.

  Gold and silver sales in the third quarter totaled $5.5 million and $1.6 million, respectively. The Company sold 8,202 ounces of gold and 130,348 ounces of silver at an average realized price per ounce of $672.74 and $12.60, respectively.

  Cerro San Pedro produced 2.1 million tonnes of ore during the third quarter, exceeding forecasts by 100,000 tonnes.

  The leach pad at Cerro San Pedro held approximately 5.2 million tonnes of ore at October 31, 2007 containing an estimated 82,700 ounces of gold and 4.1 million ounces of silver. Of these ounces, 32,200 and 643,700 ounces of gold and silver, respectively, are estimated to be recoverable. The ore tonnes placed on the leach pad to date are predominately limestones, which are found at the top of the deposit and have the lowest recovery rates of all the Cerro San Pedro ore types. Recovery rates appear to be in line with estimates for the type of ore on the leach pad and the leach duration. A prediction of overall rates of recovery is premature due to the fact that 52% of the recoverable ounces were placed on the leach pad in the third quarter and have been under leach for less than 35 days. The recovery period is estimated to be five months for gold and six months for silver.

  Cell two of the leach pad at Cerro San Pedro was completed in August. Cell three is expected to be complete by year end.

  Xstrata Copper, the Company's joint venture partner at its 30%-owned El Morro project in Chile, has been granted a four-month extension for delivery of the Feasibility Study. Adverse winter weather and slow progress in the development tunnel contributed to the delay. Xstrata has committed to a January 2008 delivery date.

  Third quarter activities at Metallica's 100%-owned Rio Figueroa project in Chile included surface trenching and sampling to explore for extensions of the Cerro Matta copper-gold porphyry system.

  An exploration option agreement was signed in July to acquire the Liberty Bell gold project located in the Tintina Gold Belt in central Alaska. The agreement requires the Company to invest $2.0 million in exploration expenditures and deliver a feasibility study by the end of 2011, or incur additional exploration expenditures totaling $5.5 million and deliver a feasibility study by the end of 2015.

MD&A and Financial Results:

Management's discussion and analysis ("MD&A") of the consolidated operating results and financial condition of Metallica Resources Inc. (the "Company") for the three and nine months ended September 30, 2007 and 2006 has been prepared based on information available to the Company as of October 31, 2007. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three and nine months ended September 30, 2007 and 2006, and in conjunction with MD&A for the year ended December 31, 2006. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies. The accounting policies have been consistently followed in preparation of the consolidated financial statements except that the Company has adopted the guidelines governed by the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1530 – "Comprehensive Income" and 3855 – "Financial Instruments – Recognition and Measurement", which became effective for the Company on January 1, 2007 and requires the Company to disclose comprehensive income and its components. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars unless otherwise noted.

Overview

Construction of the Company's Cerro San Pedro gold and silver mine in Mexico was substantially completed in April 2007. Construction activities that are ongoing include cells two and three of the phase one leach pad, installation of additional pumps to increase processing plant throughput capacity and other miscellaneous projects. The processing plant facilities were tested, which included three doré pours totaling 365 ounces of gold and 9,221 ounces of silver, and determined to be operational at the end of April 2007. The Company declared commencement of commercial production on May 1, 2007. The Company's results from operations for the current quarter differ from preceding periods as the Company is now realizing revenue from operations.

As of October 31, 2007, approximately 5.2 million tonnes of ore had been placed on the leach pad containing an estimated 82,700 and 4,068,800 ounces of gold and silver, respectively. Of these ounces, 32,200 and 643,700 ounces of gold and silver, respectively, are estimated to be recoverable. The ore tonnes placed on the leach pad to date are predominately limestones, which are found at the top of the deposit and have the lowest recovery rates of all the Cerro San Pedro ore types. The recovery period is estimated to be five months for gold and six months for silver.

Gold and silver production to date has totaled 17,691 ounces of gold and 282,446 ounces of silver. October production was 5,015 ounces of gold and 70,285 ounces of silver. The Company is on track to achieve planned full monthly production levels for the first eight years of the mine life of 6,500 and 141,000 ounces of gold and silver, respectively, in the second quarter of 2008.

Cerro San Pedro Project – 2007 Gold Ounces Poured Per Month

Cerro San Pedro Project – 2007 Silver Ounces Poured Per Month

The Company is also advancing a copper-gold exploration project in Chile and is pursuing various other exploration projects in the Americas.

Financial Results of Operations

Third Quarter 2007 Compared to Third Quarter 2006

The Company reported a loss of $2.5 million ($0.03 per share) for the three months ended September 30, 2007. The loss in 2007 principally resulted from the Company not yet reaching planned production levels due to commencement of operations on May 1, 2007. There were no operations in 2006.

Gold and silver sales in the current period totaled $5.5 million and $1.6 million, respectively. The Company sold 8,202 ounces of gold and 130,348 ounces of silver at an average realized price per ounce of $672.74 and $12.60, respectively. Production costs totaled $8.6 million in the current period and exceeded metal sales due to the start-up nature of operations. There were no metal sales during 2006.

Depreciation and amortization in the current period of $0.4 million was due to amortization of Cerro San Pedro mine development costs beginning May 1, 2007.

General and administrative expense increased by $0.5 million in the current period to $1.2 million, and was principally due to higher compensation costs resulting from additional employees and increases in compensation to existing staff and management.

Foreign exchange gain in the current period was $0.7 million as compared to a gain of $0.2 million for the three months ended September 30, 2006. The increase in foreign exchange gain in the current period resulted from holding Canadian dollar cash balances and a greater strengthening of the Canadian dollar relative to the U.S. dollar in 2007 as compared to 2006. The Company held Canadian dollar cash balances totaling Cdn$11.8 million at September 30, 2007 and Cdn$14.6 million at September 30, 2006.

Year to Date 2007 Compared to Year to Date 2006

The Company reported a loss of $3.8 million ($0.04 per share) for the nine months ended September 30, 2007. The loss in 2007 principally results from the Company not yet reaching planned production levels due to commencement of operations on May 1, 2007. There were no operations in 2006.

Gold and silver sales during the nine months ended September 30, 2007 totaled $7.3 million and $2.4 million, respectively. Sales consisted of 10,967 ounces of gold and 184,229 ounces of silver at an average realized price per ounce of $668.48 and $12.81, respectively. Production costs totaled $11.4 million in the current period and exceeded metal sales due to the start-up nature of operations. There were no metal sales in the preceding period.

Depreciation and amortization in the current period of $0.5 million was due to amortization of Cerro San Pedro mine development costs beginning May 1, 2007.

General and administrative expenses increased by $1.3 million in the current period to $3.9 million, and was principally due to higher compensation costs resulting from additional employees and increases in compensation to existing staff and management.

Exploration and business development expense increased by $0.2 million in the current period to $0.6 million. The increase generally resulted from second quarter expenditures totaling $0.1 million to acquire an option to purchase the Liberty Bell gold project in Alaska, and performance bonuses for exploration employees totaling $0.1 million.

Restricted stock unit ("RSU") expense increased from $0.2 million in the preceding period to $0.5 million in the current period. The $0.3 million increase in the current period primarily resulted from an increase in the RSU liability due to a greater strengthening of the Canadian dollar relative to the U.S. dollar at September 30, 2007 as compared to December 31, 2006, versus the comparable preceding period. In addition, 183,700 RSUs were granted in May 2007 for a total of 553,700 RSUs outstanding at September 30, 2007. Settlement of RSUs will be made in Canadian dollars. RSU expense is recorded over the vesting period.

Foreign exchange gain in the current period was $2.6 million as compared to a gain of $1.3 million for the nine months ended September 30, 2006. The $1.3 million increase in foreign exchange gain for the nine months ended September 30, 2007 resulted from holding Canadian dollar cash balances and a greater strengthening of the Canadian dollar relative to the U.S. dollar in 2007 as compared to 2006. The Company held Canadian dollar cash balances totaling Cdn$11.8 million at September 30, 2007 and Cdn$14.6 million at September 30, 2006.

Summary of Quarterly Results (000's, except per share data)

	2007		2006
	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter

Total revenues	$7,160	$2,531	$–	$–
Net income (loss)	$(2,519)	$(501)	$(757)	$(2,168)
Basic net income (loss) per share	$(0.03)	$(0.01)	$(0.01)	$(0.03)
Diluted net income (loss) per share	$(0.03)	$(0.01)	$(0.01)	$(0.03)

	2006		2005
	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter

Total revenues	$–	$–	$–	$–
Net income (loss)	$(605)	$9	$(367)	$15
Basic net income (loss) per share	$(0.01)	$0.00	$0.00	$0.00
Diluted net income (loss) per share	$(0.01)	$0.00	$0.00	$0.00

The quarterly net income (loss) volatility for 2007 was primarily attributable to holding large cash balances in Canadian dollars and high fluctuations in the Canadian dollar/U.S. dollar exchange rate. Net foreign exchange gains totaled $0.2 million, $1.7 million and $0.7 million for the first, second and third quarters of 2007, respectively. In addition, the Company had losses from operations totaling $0.4 million and $1.9 million in the second and third quarters of 2007, respectively, due to the start-up nature of operations.

The quarterly net income (loss) volatility for 2006 was also primarily attributable to holding large cash balances in Canadian dollars and high fluctuations in the Canadian dollar/U.S. dollar exchange rate. Net foreign exchange gains (losses) totaled ($0.1 million), $1.2 million, $0.2 million and ($0.7 million) for the first, second, third and fourth quarters of 2006, respectively. In addition, the fourth quarter of 2006 reflected a write-down of mineral properties, plant and equipment totaling $0.4 million, and $0.2 million for restricted stock unit expense due principally to an increase in the Company's share price from Cdn$3.40 at September 30, 2006 to Cdn$4.60 at December 31, 2006.

Liquidity and Capital Resources

The Company had $16.8 million of cash and cash equivalents at September 30, 2007. The Company believes that it has sufficient cash to fund its needs until it begins to generate cash flow from operations in the fourth quarter of 2007.

The Company's cash balances decreased from $44.8 million at December 31, 2006 to $16.8 million at September 30, 2007. Cash flows spent on operating activities in 2007 totaled $12.3 million, of which $7.8 million was due to the build-up of leach pad inventory. Cash flows spent on investing activities in 2007 totaled $16.6 million and principally related to costs incurred on mine development activities at the Cerro San Pedro project during the pre-commercial production period from January 1, 2007 to April 30, 2007, and costs incurred subsequent to April 30, 2007 for construction of the leach pads and other miscellaneous construction activities. Cash flows received from financing activities totaled $1.0 million and primarily resulted from the exercise of 487,134 stock options during 2007.

Outstanding Share Data

As of October 31, 2007, the Company had issued one class of common shares and had a total of 92,552,615 shares outstanding. In addition, the Company had the following warrants and stock options outstanding at October 31, 2007:

  19,247,850 warrants, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008.

  3,835,250 warrants, each of which is exercisable for one common share at an exercise price of Cdn$5.50 through December 20, 2009.

  3,105,085 stock options, each of which is exercisable for one common share at prices ranging from Cdn$1.20 to Cdn$5.10 per share.

Use of Estimates

Inventory

The amount of gold and silver in the ore on leach pad is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data. Although the quantities of recoverable gold and silver placed on the leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The ultimate recovery of gold and silver from the leach pad will not be known until the leaching process has concluded at the end of the mine life.

New Accounting Standards

Effective January 1, 2007, the Company adopted the two new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants ("CICA").

a)

Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Company's cash equivalents have been classified as available-for-sale securities and are recorded on the balance sheet at fair value, which is based on quoted market prices. Changes in the fair value of these securities are reflected in other comprehensive income and included in accumulated other comprehensive income on the balance sheet. These unrealized gains and losses are not reflected in net income until realized.

b)

Comprehensive Income – CICA Handbook Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining operations, none of which are included in the calculation of net earnings until realized.

The effect on the Company's balance sheet as of January 1, 2007 on adoption of these financial instrument standards resulted in a $10,000 increase to accumulated other comprehensive income. The adjustment resulted from unrealized gains on cash equivalents accounted for as available-for-sale securities. As prescribed by these standards, prior periods have not been restated.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Disclosure Controls

Management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is communicated to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's disclosure controls and procedures as of September 30, 2007 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made available to them.

Corporate Outlook

The Cerro San Pedro mine is currently mining at full mine plan production rates of 63,000 tonnes per day. The processing plant is expected to achieve its designed throughput levels of 1,000 cubic meters per hour in the fourth quarter of 2007. With October production reaching 5,015 ounces of gold and 70,285 ounces of silver, the Company is on track to achieve full monthly production levels for the first eight years of the mine life of 6,500 and 141,000 ounces of gold and silver, respectively, in the second quarter of 2008. Over the ten year mine life, average annual production levels are expected to be 89,400 ounces of gold and 2,126,500 ounces of silver. Production for 2007 is expected to be 30,000 ounces of gold and 400,000 ounces of silver. Given current high gold and silver prices, the Company is analyzing the potential for crushing ore at the project in order to increase gold and silver recoveries.

In October 2007, Mexico enacted a new tax law that will go into effect on January 1, 2008 and includes the introduction of a flat tax (known as IETU for its acronym in Spanish). The flat tax is calculated at 17.5% of cash basis net income, as defined, with transitional rates of 16.5% in 2008 and 17.0% in 2009. In any given year, companies will effectively pay the greater of flat tax or income tax. At gold prices of $600 and silver prices of $10, the flat tax is estimated to result in a maximum incremental tax liability to the Company of approximately 8%, or $7.2 million, over the ten year mine life.

Xstrata Plc. ("Xstrata"), the Company's joint venture partner on the El Morro project, was initially required to provide the Company with a feasibility study on the project by September 2007. Due to adverse weather conditions this winter in Chile and slow progress in the development tunnel, Xstrata and the Company agreed to extend the delivery date for the feasibility study until January 2008. Xstrata has agreed to fund all ongoing feasibility study costs as well as any additional costs during the extension period, which are estimated at US$7.0 to US$9.0 million. The Company is evaluating financing options for its share of project development costs in the event of a decision to proceed with construction by Xstrata.

Risk Factors

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks, including those described under the heading "Item 3. Key Information -- D) Risk Factors" in the Company's latest Annual Report on Form 20-F. In addition, as a result of the Company's transition from an exploration company to a gold and silver producer, the Company is subject to additional risks including, among others, risks associated with the operation of a mine, such as uncertainty concerning the Company's ability to hire and retain qualified personnel, risks of labor disruptions, power outages, landslides, flooding, encountering unexpected geologic formations or unanticipated variations in grade, uncertainty concerning the Company's ability to obtain suitable machinery, equipment and parts, metallurgical and other processing problems, mechanical equipment performance problems, occurrence of accidents, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates. The Company has prepared estimates, and relies on the estimates of consultants and management, of future production, schedules and cash and total costs in respect of its Cerro San Pedro mine. There is no assurance that such estimates will be achieved. Actual production from the Cerro San Pedro mine may vary from such estimates for a variety of reasons such as the actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, as well as the foregoing risks associated with the operation of a mine.

The Company's primary operations are located in Mexico where most of its obligations and disbursements are denominated in Mexican pesos. The Company has not entered into any hedging activity for foreign currency risk with respect to the Mexican peso.

Contingencies

On June 19, 2007, the Company terminated its mining contract with Washington Group Latin America, Inc. ("WGLA") under which WGLA had served as the mining contractor for the Company's Cerro San Pedro project. The Company received notice from WGLA in July 2007 for $14.9 million of claims that WGLA alleges the Company owes it for termination and demobilization fees, and other charges under the mining contract. Approximately $10.2 million of these claims have been submitted to arbitration for resolution. Approximately $1.5 million of the remaining $4.7 million of claims were paid in July 2007. The remaining $3.2 million of claims will also likely be submitted to arbitration for resolution. The arbitration date has not yet been established and the outcome of the arbitration proceedings, which will take place in Denver, Colorado, cannot be assessed at the present time.

The Company has been notified of various lawsuits and legal actions that have been filed against governmental agencies by a group of project opponents ("Project Opponents") seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company may be forced to suspend or cease project construction or operating activities.

As required by an earlier court order, the Mexican governmental agency that issued the Environmental Authorization for the Company's Cerro San Pedro project was required to revise that Environmental Authorization in order for it to conform with current environmental and other laws. The Environmental Authorization is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Company received a new Environmental Authorization in April 2006. Project Opponents had filed a lawsuit against the Mexican governmental agency alleging that the new Environmental Authorization did not conform with the requirements of the 2005 court order. The Company was notified in September 2007 that the courts had ruled in favor of the Mexican governmental agency and that the April 2006 Environmental Authorization did comply with the requirements of the 2005 court order.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934 and applicable Canadian securities legislation, and are intended to be subject to the safe harbor protection of those provisions. All statements, other than statements of historical facts, included in this document and in press releases and public statements by our officers or representatives, that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future, are forward-looking statements, including, but are not limited to, those relating to the Company's transition from an exploration company to a gold and silver producer, projections of production and scheduling, cash and total costs, start-up of any new project, results of exploration efforts, status of required permits from governmental and regulatory authorities, status of lawsuits filed against governmental agencies including lawsuits filed by Project Opponents with respect to the Company's Cerro San Pedro project, and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described above as well as those set forth under the heading "Item 3. Key Information -- D) Risk Factors" in the Company's latest Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company's recent transition from an exploration company to a gold and silver producer including, among others, risks associated with the operation of a mine and risks that could affect the Company's ability to achieve estimated production, schedules and cash and total costs with respect to its Cerro San Pedro mine, such as those described under "Risk Factors" above; risks related to the Company's properties being at the exploration or development stage; uncertainty of obtaining additional funding; uncertainty of mineral reserve and resource estimates; effects on the Company's operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; permitting requirements; risks of liability for environmental damage; risks relating to legal proceedings; and risks associated with international business operations. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required under applicable securities laws.

Metallica Resources Inc.
 Consolidated Balance Sheets
(unaudited)

U.S. dollars (000's, except share data)

	September 30,	December 31,
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$16,824	$44,762
Value-added tax and other receivables	4,745	2,787
Inventory (Note 4)	9,185	133
Deposits and prepaid expenses	3,165	204

	33,919	47,886

Mineral properties, plant and equipment (Note 5)	99,996	84,827
Other assets	315	240

Total assets	$134,230	$132,953

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$7,407	$5,790

Restricted stock units (Note 9(d))	677	557
Asset retirement obligation (Note 7)	846	611
Other liabilities (Note 8)	763	–

	9,693	6,958

Shareholders' equity:
Share capital – 92,501,058 common shares
(2006: 92,001,263) (Note 9(a))	135,115	133,572
Contributed surplus	1,485	1,485
Warrants (Note 9(b))	10,361	10,364
Stock options (Note 9(c))	3,283	2,474
Accumulated other comprehensive loss	(30)	–
Deficit	(25,677)	(21,900)

	124,537	125,995

Total liabilities and shareholders' equity	$134,230	$132,953

Contingencies (Note 12)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
Consolidated Statements of Operations and Deficit
(unaudited)

U.S. dollars (000's, except share data)

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Revenues:
Gold	$5,518	$–	$7,331	$–
Silver	1,642	–	2,360	–

	7,160	–	9,691	–
Operating expenses:
Production costs*	8,613	–	11,452	–
Depreciation and amortization	415	–	543	–

	9,028	–	11,995	–

Operating loss	(1,868)	–	(2,304)	–

Other expense (income):
General and administrative	1,244	793	3,916	2,617
Exploration and business development	155	186	590	389
Restricted stock units	190	69	472	216
Foreign exchange gain	(743)	(175)	(2,592)	(1,343)
Interest income	(214)	(278)	(966)	(964)

	632	595	1,420	915

Loss before income taxes	(2,500)	(595)	(3,724)	(915)
Income tax provision (Note 10)	(19)	(10)	(53)	(48)

Net loss	(2,519)	(605)	(3,777)	(963)

Deficit at beginning of period	(23,158)	(19,127)	(21,900)	(18,769)

Deficit at end of period	$(25,677)	$(19,732)	$(25,677)	$(19,732)

Basic and diluted loss per share	$(0.03)	$(0.01)	$(0.04)	$(0.01)

Weighted average number of common shares outstanding	92,472,674	84,073,508	92,343,565	83,769,150

* Production costs include ore and waste mining, ore processing, mine administration, transportation and refining, and royalties.

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
 Consolidated Statement of Other Comprehensive Loss
 (unaudited)

U.S. dollars (000's)

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
	2007	2007
Net loss	$(2,519)	$(3,777)
Net unrealized gain (loss) on available-for-sale securities	31	(40)

Comprehensive loss	$(2,488)	$(3,817)

Consolidated Statement of Accumulated Other Comprehensive Loss
(unaudited)
U.S. dollars (000's)

		Nine Months Ended September 30,
		2007
Balance at December 31, 2006		$–
Net unrealized gain on available-for-sale securities		10
Balance at January 1, 2007 on adoption of new accounting standard		10
Net unrealized loss on available-for-sale securities		(40)

Accumulated other comprehensive loss		$(30)

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Cash Flows
 (unaudited)

U.S. dollars (000's)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Cash flows used for operating activities
Net loss	$(2,519)	$(605)	$(3,777)	$(963)
Non-cash items:
Depreciation and amortization	431	16	592	23
Stock-based compensation expense	412	343	1,099	774
Restricted stock unit expense	229	69	511	216
Unrealized gain on available-for-sale securities and other non-cash items	21	6	9	16
Changes in non-cash working capital and other assets (Note 11)	(4,269)	(1,082)	(10,762)	(1,577)

	(5,695)	(1,253)	(12,328)	(1,511)

Cash flows used for investing activities
Mineral properties, plant and equipment	(5,127)	(9,036)	(16,623)	(18,900)

	(5,127)	(9,036)	(16,623)	(18,900)

Cash flows provided from financing activities
Proceeds from exercise of warrants	3	–	28	54
Proceeds from exercise of stock options	69	95	975	863

	72	95	1,003	917

Decrease in cash and cash equivalents	(10,750)	(10,194)	(27,948)	(19,494)
Cash and cash equivalents, beginning of period	27,574	33,370	44,772	42,670

Cash and cash equivalents, end of period	$16,824	$23,176	$16,824	$23,176

Cash and cash equivalents consist of:
Cash on hand	$1,614	$1,649	$1,614	$1,649
Short-term investments	15,210	21,527	15,210	21,527

	$16,824	$23,176	$16,824	$23,176

Non-cash investing activities:
Increase (decrease) in accounts payable and other liabilities related to mineral properties, plant and equipment
	$(823)	$(1,471)	$(1,744)	$1,370
Income tax payments	$24	$25	$57	$33

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
Notes to Consolidated Financial Statements
(unaudited)

U.S. dollars

1.

Nature of Operations

Metallica Resources Inc. (the "Company") operates a gold and silver mine in Mexico and is engaged in the exploration, acquisition and development of precious and base metal mineral deposits throughout the Americas.

The Company has completed construction of its Cerro San Pedro gold and silver project in Mexico, except for construction of cell three of the phase one leach pad, installation of additional pumps to increase processing plant capacity and other miscellaneous projects. Most of these construction activities are expected to be completed during the next six months. The project processing facilities were tested and determined to be operational on April 30, 2007. Effective May 1, 2007, commercial production commenced at the Cerro San Pedro project. All project revenues and operating costs recorded after May 1, 2007 are reflected in the Company's statement of operations.

The Company is also advancing a copper-gold exploration project in Chile and is pursuing various other exploration projects in the Americas.

2.

Basis of Presentation and New Accounting Policies

These interim consolidated financial statements of Metallica Resources Inc. have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements.

The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2006. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

Certain of the prior period figures have been reclassified to conform with the current period presentation.

Inventory

The Cerro San Pedro mine is a run-of-mine heap leaching operation whereby gold and silver ore is mined and placed on leach pads without screening or crushing. Inventories consist of ore on leach pad and doré. Ore on leach pad represents mined ore that has been stacked on an impermeable pad and is being leached with chemical solutions to dissolve precious metals, which will be recovered in the processing plant in the form of partially refined gold and silver, called doré, which is sent to a third party refinery for processing into saleable precious metals.

The amount of gold and silver in the ore on leach pad is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data. Although the quantities of recoverable gold and silver placed on the leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The ultimate recovery of gold and silver from the leach pad will not be known until the leaching process has concluded at the end of the mine life.

Ore on leach pad is valued at the lower of average production cost or net realizable value. Costs are added to ore on leach pad based on actual mining costs and amortization and depreciation incurred during the period, and are removed from the leach pad based on the average cost per recoverable ounce.

Doré inventory is valued at the lower of average production cost or net realizable value. Average production cost includes the average cost of the ore on leach pad incurred prior to the doré refining process, plus doré processing costs including applicable depreciation on the process plant facilities. Royalties, outside refinery charges and related transportation charges are allocated directly to cost of sales.

Supplies and reagents inventory are valued at the lower of average cost or replacement cost.

Revenue

Revenue is recorded when delivery of doré and transfer of ownership has occurred. Sales are recorded based on the estimated gold and silver values contained in the partially refined doré, and are subsequently adjusted once the refined metal quantities are known.

Mineral Properties, Plant and Equipment

Mineral properties, plant and equipment are amortized on a unit-of-production basis over estimated recoverable reserves or on a straight-line basis over the estimated useful life of the asset, whichever is appropriate.

3.

Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted the two new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants ("CICA").

a)

Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855

This standard prescribes when a financial asset, financial liability or nonfinancial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Company's cash equivalents have been classified as available-for-sale securities and are recorded on the balance sheet at fair value, which is based on quoted market prices. Changes in the fair value of these securities are reflected in other comprehensive income and included in accumulated other comprehensive income on the balance sheet. These unrealized gains and losses are not reflected in net income until realized.

b)

Comprehensive Income – CICA Handbook Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining operations, none of which are included in the calculation of net earnings until realized.

The effect on the Company's balance sheet as of January 1, 2007 on adoption of these financial instrument standards resulted in a $10,000 increase to accumulated other comprehensive income. The adjustment resulted from unrealized gains on cash equivalents accounted for as available-for-sale securities. As prescribed by these standards, prior periods have not been restated.

4.

Inventory

Inventory consists of the following:

	September 30,	December 31,
	2007	2006
	(000's)	(000's)
	$	$

Ore on leach pad	7,907	133
Gold and silver doré	1,219	–
Reagents and supplies	59	–

	9,185	133

5.

Mineral Properties, Plant and Equipment

Additions to mineral properties, plant and equipment for the nine month period ended September 30, 2007 are summarized as follows:

Balance at				Plant
December 31, 2006	Mineral	Deferred	Construction	and		Accumulated
(000's)	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total
Cerro San Pedro, Mexico	$23,924	$20,840	$35,213	$1,128	$81,105	$383	$80,722
El Morro, Chile	–	114	–	–	114	–	114
Rio Figueroa, Chile	562	2,115	–	–	2,677	–	2,677
Other Projects, Chile	41	13	–	–	54	–	54
Alaska Peninsula, USA	225	885	–	–	1,110	–	1,110
Office Furniture and Equipment	–	–	–	274	274	124	150

Balance at December 31, 2006	24,752	23,967	35,213	1,402	85,334	507	84,827

2007 Additions
Cerro San Pedro, Mexico	573	876	12,246	553	14,248	1,008	13,240
Reclassification of Cerro San Pedro balances	–	(21,716)	(45,684)	67,400	–	–	–
El Morro, Chile	–	98	–	–	98	–	98
Rio Figueroa, Chile	427	956	–	–	1,383	–	1,383
Other Projects, Chile	14	2	–	–	16	–	16
Alaska Peninsula, USA	–	178	–	–	178	–	178
Liberty Bell, USA	18	265	–	–	283	–	283
Office Furniture and Equipment	–	–	–	21	21	50	(29)

2007 Additions	1,032	(19,341)	(33,438)	67,974	16,227	1,058	15,169

Balance at
September 30, 2007
Cerro San Pedro, Mexico	24,497	–	1,775	69,081	95,353	1,391	93,962
El Morro, Chile	–	212	–	–	212	–	212
Rio Figueroa, Chile	989	3,071	–	–	4,060	–	4,060
Other Projects, Chile	55	15	–	–	70	–	70
Alaska Peninsula, USA	225	1,063	–	–	1,288	–	1,288
Liberty Bell, USA	18	265	–	–	283	–	283
Office Furniture and Equipment	–	–	–	295	295	174	121

Balance at September 30, 2007	$25,784	$4,626	$1,775	$69,376	$101,561	$1,565	$99,996

The Company reclassified its capitalized costs relating to the Cerro San Pedro project to plant and equipment as a result of commencement of commercial production on May 1, 2007. Construction in progress at September 30, 2007 relates to ongoing construction activities at the Cerro San Pedro project, principally leach pad construction.

On July 9, 2007 the Company entered into an exploration agreement with the right to acquire the Liberty Bell gold project in central Alaska. The agreement provides for the Company to make aggregate advance royalty payments totaling $0.3 million, incur exploration expenditures totaling $2.0 million, and deliver a feasibility study by December 31, 2011. If a feasibility study is not delivered by that time, the agreement may be extended up to four more years by incurring additional advance royalty payments totaling $0.9 million and exploration expenditures totaling $5.5 million from 2012 through 2015. Aggregate holding fees of up to $2.5 million, which will be indexed for inflation, are required to be paid from 2021 through 2026 until commencement of commercial production. The owner will retain a sliding scale net smelter return royalty of 0.5% to 4.0% from future production, based on the market price of gold.

6.

Related Party Transactions

The Company entered into a consulting agreement with a director of the Company to provide technical advisory services with respect to the Cerro San Pedro project at a rate of $1,000 per day plus out-of-pocket expenses. Effective April 1, 2007, the director's consulting rate was increased to $1,250 per day. The Company has incurred technical advisory fees pursuant to this agreement totaling $0.1 million during the nine months ended September 30, 2007.

The Company entered into a consulting agreement with a company controlled by an individual, who is a director of the Company, to provide management services with respect to the Cerro San Pedro project. The agreement provided for consulting fees of $6,000 per month. Effective April 1, 2007, the director's consulting rate was increased to $7,000 per month. The Company has incurred consulting fees pursuant to this agreement totaling $0.1 million during the nine months ended September 30, 2007.

7.

Asset Retirement Obligation

The Company's environmental permit for its Cerro San Pedro project requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has recorded an asset retirement obligation for its Cerro San Pedro project as follows:
(000's)

Balance at December 31, 2006	$611
Accretion	45
Additional reclamation provision	190

Balance at September 30, 2007	$846

The asset retirement obligation is calculated as the net present value of the estimated future cash outflows as of September 30, 2007 of $1.3 million. Reclamation activities are expected to begin in 2016. The present value of the estimated future cash outflow layer for 2007 assumes an inflation rate of 2.5% and has been discounted using a risk-adjusted rate of 7%. The total reclamation obligation for the project is estimated to be $4.3 million.

8.

Other Liabilities

Other liabilities include amounts owed under long-term non-interest bearing payment obligations to property owners at the Cerro San Pedro project. The Company has recorded a discount, using a 7% discount rate, on these liabilities totaling $0.3 million which will be amortized as interest expense over the period the liabilities are outstanding.

9.

Share Capital

a)

Common shares issued and outstanding

	Shares	Amount
	(000's)	(000's)

Balance at December 31, 2006	92,001	$133,572
Exercise of stock options for cash	487	975
Fair value of stock options exercised	–	522
Exercise of warrants for cash	10	28
Fair value of warrants exercised	–	3
Shares issued for retirement plan	3	15

Balance at September 30, 2007	92,501	$135,115

b)

Warrants

On December 20, 2006, the Company issued 3.8 million common share purchase warrants in conjunction with a private placement equity financing. Each warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50 for a period of three years to December 20, 2009. As of September 30, 2007, none of the warrants had been exercised.

On December 11, 2003, the Company issued 19.4 million common share purchase warrants in conjunction with a public equity offering, of which 19.2 million were outstanding at September 30, 2007. Each warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 through December 11, 2008. Warrants to purchase ten thousand shares were exercised during the nine months ended September 30, 2007.

c)

Stock options

The following table summarizes stock options outstanding and changes in fair value of stock options as of September 30, 2007:

	Weighted
	Average	Stock
	Exercise	Options	Amount
	Price	Outstanding	(US$)
	(Cdn$)	(000's)	(000's)

Balance at December 31, 2006	$2.41	3,067	$2,474
Stock options granted	5.05	662	–
Compensation cost recognized	–	–	1,372
Exercise of stock options for cash	2.32	(487)	–
Fair value of stock options exercised	–	–	(522)
Forfeited stock options	3.89	(87)	–
Fair value of stock options forfeited	–	–	(41)

Balance at September 30, 2007	$2.94	3,155	$3,283

Exercisable at September 30, 2007	$2.44	2,225

The total fair value of options granted during the nine months ended September 30, 2007 was $1.6 million. These options vest over a two-year period.

The fair value of options granted in 2007 has been calculated using the Black-Scholes Option Pricing Model with the following assumptions:

2007 Grants

Risk-free interest rate (Canada)	3.95% to 4.65%
Expected dividend yield	0.0%
Expected price volatility	56% to 67%
Expected life of option	3.4 to 3.7 years

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

d)

Restricted stock units

The Company's restricted stock unit ("RSU") plan provides for the Company's directors to grant RSUs subject to vesting and other conditions as determined by the directors. The settlement of RSUs will be made in cash and is calculated at the average closing price of the Company's common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. RSU expense is recorded over the three-year vesting period. The following table summarizes RSUs outstanding as of September 30, 2007:

		Number
Date of	Date of	of RSUs	Fair Value
Grant	Settlement	(000's)	(000's)

March 10, 2005	March 10, 2008	120	$456
March 9, 2006	March 9, 2009	250	580
May 24, 2007	May 24, 2010	184	97

Balance at September 30, 2007			1,133
Less current maturities, included in current liabilities			(456)

Non-current portion			$677

10.

Income Taxes

The current period income tax provision represents the Company's estimated tax obligation associated with a profitable Mexican subsidiary.

11.

Changes in Non-cash Working Capital and Other Assets

Cash flows from changes in non-cash working capital and other assets are summarized as follows:
	Three Months Ended		Nine Months Ended
	September 30 (000's)		September 30 (000's)
	2007	2006	2007	2006
Value added tax and other receivables	$527	$362	$1,994	$1,378
Inventory	2,878	–	8,615	–
Deposits and prepaid expenses	612	521	2,926	543
Accounts payable and accrued liabilities	252	193	(2,847)	(381)
Other assets	–	6	74	37

Decrease in non-cash working capital and other assets	$4,269	$1,082	$10,762	$1,577

12.

Contingencies

a)

On June 19, 2007, the Company terminated its mining contract with Washington Group Latin America, Inc. ("WGLA") under which WGLA had served as the mining contractor for the Company's Cerro San Pedro project. The Company received notice from WGLA in July 2007 for $14.9 million of claims that WGLA alleges the Company owes it for termination and demobilization fees, and other charges under the mining contract. Approximately $10.2 million of these claims have been submitted to arbitration for resolution. Approximately $1.5 million of the remaining $4.7 million of claims were paid in July 2007. The remaining $3.2 million of claims will also likely be submitted to arbitration for resolution. The arbitration date has not yet been established and the outcome of the arbitration proceedings, which will take place in Denver, Colorado, cannot be assessed at the present time.

b)

The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents ("Project Opponents") against governmental agencies. The Project Opponents seek to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company's operations may be negatively impacted.

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY'S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.